EXHIBIT 99.20

CONSENT OF TIM GEORGE, P.E.
The undersigned hereby consents to the use of their report(s), inclusion in the Annual Report on Form 40-F and the documents incorporated by reference therein ("Annual Report") of i-80 Gold Corp. (the "Company") for the year ended December 31, 2023, as well as the reference to their name, in each case where used or incorporated in the Annual Report of i-80 Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.
/s/ Tim George
Tim George, P.E., Mine Operations Manager of i-80 Gold Corp.
March 12, 2024